Exhibit 99.3

Hexindai Launches Nationwide Investor Education Seminar

BEIJING, CHINA, January 26, 2017 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has launched a nationwide Investor Education Seminar to introduce current and prospective investors on its platform to Hexindai’s business and educate them on its risk management systems, development strategy and insurance policies among other topics.

The Company held its first two Investor Education Seminars in Shenzhen and Shanghai in January 2018 for current and prospective investors to attend. Hexindai will hold 24 seminars across China throughout 2018 with the next one scheduled to take place in Beijing on January 28, 2018.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “We launched our Investor Education Seminar to meet current and prospective investors and to better understand the kinds of investments, services and expectations they have of our platform. During the seminar, investors will also gain a better understanding of our business, future development strategy, risk management systems as well as get to know our senior management team. I am confident that that these seminars will help increase trust in our platform and attract more investors to our platform.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capabilities combining its online platform with an extensive offline network, and an advanced risk management system which is further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, Hexindai supports a higher customer satisfaction rate and has experienced rapid growth in China.

For investor inquiries, please contact:

Hexindai

Wendy Xuan

Tel: +86 10 5370 9902 ext. 829

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com